

BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

December 12, 2001



Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Regent Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-2000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since October 3, 2001:

A. Annual General Meeting;

- copy of Advance Notice of Annual General Meeting.
- copy of Notice of Meeting and Record Date.

B. Annual Report (Form 16) filed with the British Columbia Registrar of Companies.

C. Copies of news releases issued during the relevant period.

D. Copies of BC Forms 53-901F (formerly Forms 27) filed with the British Columbia and Alberta Securities Commissions.

E. Copy of Notice of Change in the Ending Date of a Financial Year.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: 

GWEN WEGNER
Paralegal

Enclosures

82-2006

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of members of **REGENT VENTURES LTD.** (the "Company") will be held on January 24, 2002, having as one of its purposes the election of Directors.

Members holding in the aggregate not less that 10% of the outstanding shares of the Company having the right to vote are invited to make written nominations for Directors of the Company. If any nomination so made is delivered to #501 - 905 West Pender Street, Vancouver, B.C. not less than 35 days before the date of the Meeting, accompanied by the information as to the nominee required by law to be furnished in the Information Circular, the Company will include the name of the nominee in the Form of Proxy and the information as to the nominee in the Information Circular to be sent to members for the purposes of the Meeting. A person may be disqualified from becoming or acting as a director by Section 114 of the *Company Act*.

The Company Act also provides that no election of a person as a director is valid unless he consented to act as a director in writing before his election, or if elected at a meeting, he was present and did not refuse at the meeting to act as a director.

Dated at Vancouver, B.C. this 8th day of November, 2001.

BY THE ORDER OF THE BOARD OF DIRECTORS

82-2000

PACIFIC CORPORATE TRUST COMPANY

10th Floor - 625 Howe Street
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144

November 15, 2001

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Policy 41 requirements, including Addendum "A" to the Policy, please be advised of the following:

Company:	Regent Ventures Ltd. (Cusip 75890F101)
Meeting:	Annual General Meeting
Record Date:	December 17, 2001
Meeting Date:	January 24, 2002

If you require further information, please contact:

"Anissa Rimer-Ly"

Anissa Rimer-Ly
Pacific Corporate Trust Company

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Canadian Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Northwest Territory
cc: Yukon Territory
cc: Nunavut

g:\startup\bsms.doc



BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3

Telephone: (250) 356-8626
Hours: 8:30 - 4:30 Monday to Friday

82-2000

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

Please check this form for any errors or omissions
(Instructions on reverse)

Filing Fee $35.00 Page 1 of 1

A FULL NAME OF COMPANY
B REGISTERED OFFICE ADDRESS

REGENT VENTURES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

C CERTIFICATE OF INCORPORATION NUMBER
314354

D DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1986 SEPTEMBER 08

E IS THIS A REPORTING COMPANY?
YES

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2001 SEPTEMBER 08

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

RS #

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
FIELDS,	TERRY	#3 POIPU DRIVE, HONOLULU HAWAII, 96825 USA	
MUELLER,	EBERHARD	PENTHOUSE 8 - 1060 ALBERNI STREET VANCOUVER, B.C.	V6E4K2
WILSON,	RICHARD D.	PENTHOUSE 8 - 1060 ALBERNI STREET VANCOUVER B.C.	V6E4K2

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
EACRETT, SECRETARY	DOUGLAS E.	221-3RD AVENUE NEW WESTMINSTER BC	V3L1L9
MUELLER, PRESIDENT	EBERHARD	PENTHOUSE 8 - 1060 ALBERNI STREET VANCOUVER, B.C.	V6E4K2
BROWNSTEIN, VICE PRESIDENT, FINANCE	JOEL	1441 3rd Avenue NEW YORK NY	10028

K CERTIFIED CORRECT - Signature of a current Director, Officer, or Company Solicitor

[signature], Pres.

DATE SIGNED Y M D
01 10 11

FIN718/A Rev.96 / 9 / 26(Prescribed)


19876788


AR


BC/0314354

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581

October 5, 2001

Trading Symbol: REV
12g3-2(b): 82-2000

OPERATIONS UPDATE

Red Mountain Property

Regent Ventures Ltd. (the "Company") announces that it completed 4,200 feet of its planned 10,000 foot drilling program on its Red Mountain Property before having to suspend the program for the winter. Results from the program were mixed.

The first hole drilled this season, DDH #01-28, was positioned 50 metres east of previously drilled DDH #94-02 in which a 3.3 metre intercept had assayed at 15 grams of gold per tonne. This hole yielded some significant intercepts as follows:

Drill Hole #	Interval (metres)	Length (metres)	Gold (grams/tonne)
DDH #01-28	78.7 - 88.5	9.8	1.0
	147.3 - 151.1	3.3	19.8*
	186.6 - 196.0	9.4	0.7

* Includes a 1 metre intercept grading 46.07 grams of gold per tonne and a .8 metre intercept grading 33.45 grams of gold per tonne.

DDH #01-29 and DDH #01-30 were drilled 100 metres north of DDH #01-28 to test the intrusive granite contact with the metasediments. Both holes encountered intercepts of heavy mineralization, but on assay only returned anomalous gold values. Based on the encouraging mineralization encountered in holes two and three, an additional two holes spaced 100 metres apart were drilled to further test this structure. No significant gold values were encountered.

The Company has fully winterized its exploration camp at Red Mountain and all drilling equipment remains on site for continuation of the drilling program early next season.

KH-30 Paraffin Dispersant

The Company also announces that as a product demonstration, the Company has treated four oil wells with KH-30. The wells are located in the Drayton Valley area of Alberta. Results of post treatment flow tests on these wells should be available by the end of October.

The Company has worldwide distribution rights for this environmentally safe product and intends to use it to seek joint ventures with oil producers to rework wells with paraffin and tar problems on a basis of profit sharing the increased production.

REGENT VENTURES LTD.

per: 
Ed Mueller, President

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581

November 29, 2001

Trading Symbol: REV
12g3-2(b): 82-2000

CHANGE OF FINANCIAL YEAR-END

Regent Ventures Ltd. (the "Company") announces that it is electing to change the ending date of its financial year from July 31 to December 31. The reason for the intended change is to coordinate the Company's financial year with its operating year so that the annual financial statements will represent results for the whole operating year.

The notice required to be filed pursuant to National Policy 51 has been filed with the applicable regulatory authorities. The Company will have a five-month transition financial year ending December 31, 2001 with its first new full financial year ending on December 31, 2002.

REGENT VENTURES LTD.

per: 
Ed Mueller, President

82-2000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. Date of Material Change

October 5, 2001

Item 3. Press Release

Press Release dated October 5, 2001 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces the results of a drilling program on its Red Mountain Property and gives an update on testing KH-30 paraffin dispersant.

Item 5. Full Description of Material Change

Red Mountain Property

The Issuer announces that it completed 4,200 feet of its planned 10,000 foot drilling program on its Red Mountain Property before having to suspend the program for the winter. Results from the program were mixed.

The first hole drilled this season, DDH #01-28, was positioned 50 metres east of previously drilled DDH #94-02 in which a 3.3 metre intercept had assayed at 15 grams of gold per tonne. This hole yielded some significant intercepts as follows:

Drill Hole #	Interval (metres)	Length (metres)	Gold (grams/tonne)
DDH #01-28	78.7 - 88.5	9.8	1.0
	147.3 - 151.1	3.3	19.8*
	186.6 - 196.0	9.4	0.7

* Includes a 1 metre intercept grading 46.07 grams of gold per tonne and a .8 metre intercept grading 33.45 grams of gold per tonne.

DDH #01-29 and DDH #01-30 were drilled 100 metres north of DDH #01-28 to test the intrusive granite contact with the metasediments. Both holes encountered intercepts of heavy mineralization, but on assay only returned anomalous gold values. Based on the encouraging mineralization encountered in holes two and three, an additional two holes spaced 100 metres apart were drilled to further test this structure. No significant gold values were encountered.

The Issuer has fully winterized its exploration camp at Red Mountain and all drilling equipment remains on site for continuation of the drilling program early next season.

KH-30 Paraffin Dispersant

The Issuer also announces that as a product demonstration, the Issuer has treated four oil wells with KH-30. The wells are located in the Drayton Valley area of Alberta. Results of post treatment flow tests on these wells should be available by the end of October.

The Issuer has worldwide distribution rights for this environmentally safe product and intends to use it to seek joint ventures with oil producers to rework wells with paraffin and tar problems on a basis of profit sharing the increased production.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of October, 2001.



Douglas E. Eacrett, Secretary

82 - 2060

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

November 29, 2001

Item 3. **Press Release**

Press Release dated November 29, 2001 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is electing to change the ending date of its financial year from July 31 to December 31.

Item 5. **Full Description of Material Change**

The Issuer announces that it is electing to change the ending date of its financial year from July 31 to December 31. The reason for the intended change is to coordinate the Issuer's financial year with its operating year so that the annual financial statements will represent results for the whole operating year.

The notice required to be filed pursuant to National Policy 51 has been filed with the applicable regulatory authorities. The Issuer will have a five-month transition financial year ending December 31, 2001 with its first new full financial year ending on December 31, 2002.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of December, 2001.



Douglas E. Eacrett, Secretary

82-2000

NOTICE OF CHANGE IN THE ENDING DATE OF A FINANCIAL YEAR

(Pursuant to Part 4 of National Policy 51)

Filing Issuer: REGENT VENTURES LTD.

Regent Ventures Ltd. hereby gives notice as follows:

1. Regent Ventures Ltd. (the "Issuer") intends to change the ending date of its financial year from July 31 to December 31.

2. The reason for the intended change is to better coordinate its operating year with its fiscal year.

3. To effect the change, approvals are required from the Issuer's Board of Directors and from the Department of National Revenue, Taxation. The Issuer's Board of Directors approved the change by directors' resolutions dated November 27, 2001. The Issuer is seeking approval from the Department of National Revenue, Taxation.

4. (a) The last day of Issuer's old financial year is July 31, 2001.
   (b) The last day of the Issuer's transition year is December 31, 2001.
   (c) The periods to be covered in interim and annual financial statements for Issuer's transition year and new financial year are as follows:

Transition Year	Comparative Annual Financial Statements to Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for the Transition Year	Comparative Interim Periods to Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods to New Financial Year
5 months ended December 31, 2001	12 months ended July 31, 2001	12 months ended December 31, 2002	5 months ended December 31, 2001 and 12 months ended July 31, 2001	3 months ended October 31, 2001	3 months ended October 31, 2000	3 months ended March 31, 2002	3 months ended April 30, 2001
						6 months ended June 30, 2002	6 months ended July 31, 2001
						9 months ended September 30, 2002	9 months ended October 31, 2001

5. Not applicable.